UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 March, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 12 March 2021: Bond Pricing

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

PRICING ANNOUNCEMENT

Sasol Limited ("Sasol") herewith announces that its wholly owned subsidiary Sasol Financing USA LLC (the "Issuer") has priced an offering of US$-denominated, SEC-registered notes (the "Notes"), including $650 million of senior notes due 2026 (the "2026 Notes") and $850 million of senior notes due 2031 (the "2031 Notes"). The 2026 Notes will bear interest at a rate of 4,375% per annum. The 2031 Notes will bear interest at a rate of 5,50% per annum. The total orderbook amounted to approximately $4 600 million, which represents an oversubscription of more than 3 times.

The Notes will be general unsecured obligations of the Issuer and will be fully and unconditionally guaranteed by Sasol Limited. The offering is expected to close on 18 March 2021, subject to customary closing conditions. The proceeds of the offering will be used for partial repayment of outstanding revolving credit facility (RCF) balances and is therefore leverage neutral.

BofA Securities acted as Global Coordinator. BofA Securities, Citigroup, Mizuho and MUFG acted as active Joint Book-Running Managers. ABN AMRO, BNP Paribas, Deutsche Bank, Intesa Sanpaolo, J.P. Morgan, SMBC and UniCredit were appointed as Passive Joint Book-Running Managers.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A registration statement, preliminary prospectus supplement and accompanying base prospectus relating to the offering and containing detailed information about Sasol and its management, as well as financial statements, have been filed with the Securities and Exchange Commission and are available on its website at http://www.sec.gov. When available, copies of the final prospectus supplement and accompanying base prospectus for the offering may be obtained from: BofA Securities, Inc., telephone: +1 800 294 1322; Citigroup Global Markets Inc., telephone +1 800 831 9146; Mizuho International plc, telephone:+44 20 7090 6698; or MUFG Securities Americas Inc., telephone: +1 877 649 6848.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, base prospectus or the shelf registration statement.

12 March 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Please note: One billion is defined as one thousand million. bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 March 2021

By: /s/ M du Toit
Name: M du Toit
Title: Group Company Secretary